Filed by Docent, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Docent, Inc.

Click2learn, Inc.

Commission File No.: 000-31537

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Reorganization, dated as of October 20, 2003 and amended as of November 13, 2003 and January 26, 2004 (the “Merger Agreement”), by and among Docent, Inc. (“Docent”), Click2learn, Inc. (“Click2learn”), Hockey Merger Corporation (“Newco”), Devil Acquisition Corporation, a wholly owned subsidiary of Newco, and Canuck Acquisition Corporation, a wholly owned subsidiary of Newco.

For Immediate Release	News Release

CLICK2LEARN/ DOCENT MERGER RECEIVES FROST AND SULLIVAN’S 2004

COMPETITIVE STRATEGY AWARD

Pairing of industry pioneers recognized for capturing market share and creating unprecedented

“alpha-leader” in the learning market

BELLEVUE, WA and MT. VIEW, CA (March 15, 2004)—Click2learn (NASDAQ: CLKS) and Docent (NASDAQ: DCNT), leaders in the business performance and learning technology industry, today announced that, in a study entitled “The US e-Learning Market,” global market research and growth consulting leader Frost and Sullivan, has awarded its 2004 Competitive Strategy Award to the new company resulting from the upcoming Click2learn-Docent merger.

The Frost and Sullivan Competitive Strategy Award recognizes companies that have taken advantage of recent market changes to introduce new methods of capturing and solidifying market presence. The award also rewards organizations that have executed an innovative strategy within the existing competitive landscape, empowering the company to overtake the competition. Frost & Sullivan analysts expect such innovations to produce lasting, precedent-setting trends in the industry.

“In the face of a market that is deeply fragmented, the strategic move by Click2Learn and Docent to form a new company through this merger of equals is expected to create an “alpha-leader” in the e-learning market, a phenomenon hitherto unseen,” said SV Purushothaman, industry analyst for multi-media conferencing and collaboration at Frost and Sullivan and author of the report. “With combined R&D investments and positive cash flow, the combined company is expected to position itself as a strong competitor in the e-learning infrastructure market.”

In its evaluation, the report also noted many of the strengths that the combined company will bring to the marketplace, including a lengthy roster of global customers and a comprehensive product and services offering including the industry’s only complete enterprise application suite combining LMS, LCMS, Virtual Classroom and analytics on a single, integrated platform.

According to Purushothaman, “The Click2learn-Docent merger is most likely to provide the skeptical e-learning buyer market with a comprehensive set of solutions ranging from LMS to analytic tools and will back it up with excellent professional and customer service. The two companies have impressive customer bases and, in combination, will serve more than 600 customers with 40 percent of the Fortune 50 and 35 percent of the Global 50 companies. The combined company also will have a strong distribution network and an impressive list of partners. We expect this move to result in increased revenues for the newly formed company owing to the synergies from the strengths of both the parent organizations.”

For more information on the 2004 Competitive Strategy Award and the US e-Learning Market study, visit the Frost and Sullivan website at www.frost.com.

About Click2learn

Click2learn (Nasdaq:CLKS—News) is the recognized leader in enterprise productivity solutions for Global 2000 organizations and government agencies seeking to improve business performance and workforce productivity. Using Click2learn’s Aspen Enterprise Productivity Suite(TM) and ToolBook authoring solution, many of the world’s best-known corporations improve sales force readiness, achieve and demonstrate regulatory compliance, improve speed and quality of customer service, and educate customers and partners, while at the same time realizing significant cost savings. Click2learn’s clients include such industry leaders as Accenture, American Airlines, AstraZeneca, Century 21, Fujitsu, Microsoft, Pfizer and Symantec. Based in Bellevue, Wash., with offices throughout the U.S., Click2learn (www.click2learn.com, 800.448.6543) also is represented in, Europe, Australia, Japan and India.

About Docent, Inc.

Docent, Inc. (Nasdaq:DCNT—News) is a leading provider of integrated software solutions proven to directly drive business performance through learning. Docent solutions for sales performance, product launch, channel effectiveness, customer education, compliance, ERP/CRM implementations, and other business priorities are enabled by the industry’s most comprehensive suite of business performance management applications, industry-specific content, and world-class services. Solutions are tailored to address the unique requirements of vertical markets, including government, life sciences, energy, high tech, telecommunications, financial services, retail and manufacturing.

Docent outperforms the industry in customer satisfaction benchmarks, delivering compelling and measurable ROI to blue chip customers such as Cingular Wireless, Harley-Davidson, Wachovia Corporation, Lucent Technologies, Kelly Services, Eaton Corporation, D&B, Halliburton, Rockwell Collins, and Bechtel Group, Inc. Docent partners with the world’s most prominent systems integrators and business process outsourcing providers, including Accenture, Exult, IBM Human Capital Solutions, Cap Gemini Ernst & Young and Deloitte Consulting. Docent is distinguished as a leader by Gartner in the 2003 e-Learning Suites and LMS Magic Quadrants, and by the META Group in the 2003 METAspectrum report on learning management system vendors. Docent is headquartered in Mountain View, California, with other offices throughout the United States, Europe and Asia-Pacific. For more information, visit www.docent.com.

Docent, Docent Enterprise and the marks relating to Docent products and services referenced herein are either trademarks and/or registered trademarks of Docent, Inc. All other names are trademarks and/or registered trademarks of their respective owners.

Safe Harbor Statement/Forward-looking Statements

Information in this press release contains forward-looking statements, including statements about future business operations, financial performance, customer benefits and potential synergies to be derived from the transaction and other market conditions that include risks and uncertainties. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and neither Docent nor Click2learn assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future results and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from the results expressed or implied by these statements. You are cautioned not to place undue reliance on any forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, (i) the challenges and costs of closing, integration and restructuring and the ability to achieve anticipated synergies associated with the announced plans to merge Docent and Click2learn; (ii) an emerging and rapidly evolving market, (iii) market uncertainty with respect to the proposed merger and acceptance of the combined company’s product offerings by customers and partners; (iv) adverse changes in general economic or market conditions; (v) delays or reductions in information technology spending; (vi) the ability to attract and retain highly qualified employees; (vii) intense competition in the marketplace and (viii) other events and other important factors disclosed previously and from time to time in Docent’s and Click2learn’s with the Securities and Exchange Commission, including the companies’ respective 10-K and 10-Q filings.

Additional Information and Where to Find It

In connection with the merger of Docent, Inc. and Click2learn, Inc., Hockey Merger Corporation filed a registration statement on Form S-4 with the Securities and Exchange Commission on November 17, 2003 and subsequently amended on January 6, 2004 and January 29, 2004 containing a preliminary joint proxy statement of Docent and Click2learn and preliminary prospectus of Hockey Merger Corporation. Investors and security holders are urged to read this filing, which is available now, and the definitive joint proxy statement/prospectus when is becomes available, because it contains and will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9500. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 462-0501.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Docent in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9525.

Click2learn and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding these directors and executive officers is also included in Click2learn’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 23, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

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Media Contact:

Karen Ambrose Hickey

Docent

Phone: 650 930-4827

Email: kahickey@docent.com